FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

March 1, 2007

HANSON PLC ANNUAL REPORT AND FORM 20-F

Hanson has filed its Annual Report and Form 20-F for the year ending December
31, 2006 with the US Securities and Exchange Commission ("SEC").

Copies of the document filed with the SEC have been submitted to the UK Listing
Authority and will shortly be available for inspection at the UK Listing
Authority's Document View Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

SEC filings may be accessed by visiting the SEC EDGAR database website
(www.sec.gov/cgi-bin/browse-edgar).

The Annual Report and Form 20-F is also available on Hanson's website
(www.hanson.biz).  Any ADR holder that would like to receive a hard copy of the
Hanson PLC Annual Report and Form 20-F, which will be available on or around
March 16, 2007, should telephone the Citibank Shareholder Services at
1-877-CITI-ADR (1-877-248-4237) or alternatively request a copy online at
http://citibank.ar.wilink.com."

Inquiries:

Paul Tunnacliffe
Company Secretary
Hanson PLC
1 Grosvenor Place
London
SW1X 7JH

Tel:  +44 (0)20 7259 4144
Fax:  +44 (0)20 7259 4244

Registered in England.  Number:  4626078

www.hanson.biz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   March 01, 2007